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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                           Medical Graphics Corporation
                           ----------------------------
                                (Name of Issuer)

                         Common Stock, $0.05 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    584907109
                          ------------------------------
                                 (CUSIP Number)

                               Thomas G. Lovett IV
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                           Telephone:  (612) 371-3270
                           --------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 31, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act


                                        Page 1 of 4 Pages

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                                  SCHEDULE 13D

------------
CUSIP NO. 584907109                                          PAGE 1 OF 4 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    FAMCO II LIMITED LIABILITY COMPANY, I.R.S. ID # 41-1870858
    FAMILY FINANCIAL STRATEGIES, INC., AS ITS MANAGER, I.R.S. ID # 41-1835679
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)    /  /
    (See Instructions)
                                                                   (b)    /  /
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3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)       00 (exchange of stock in a merger)

    WC, BK
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION     (UNITED STATES)

    FAMCO II LIMITED LIABILITY COMPANY - DELAWARE
    FAMILY FINANCIAL STRATEGIES, INC. - MINNESOTA
-------------------------------------------------------------------------------
 NUMBER OF        7  SOLE VOTING POWER

  SHARES             444,445
                 --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER

 OWNED BY              -0-
                 --------------------------------------------------------------
   EACH           9  SOLE DISPOSITIVE POWER

 REPORTING           444,445
                 --------------------------------------------------------------
  PERSON         10  SHARED DISPOSITIVE POWER

   WITH                -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       444,445
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              /  /
       CERTAIN SHARES

       (See instructions)
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.6
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See instructions)

       OO, IA, CO
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                                        Page 1 of 4 Pages
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Item 1.    SECURITY AND ISSUER

      (a)  NAME OF ISSUER

           Medical Graphics Corporation
           Class A Stock

      (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           350 Oak Grove Parkway
           St. Paul, MN 55127

Item 2.    IDENTITY AND BACKGROUND

      (a) NAME. This statement is being jointly filed by Famco II Limited Liability Company ("Famco II") and its Manager, Family Financial Strategies, Inc. ("FFS"). Famco II is the record holder of the stock. FFS is a registered investment adviser.

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE. The principal address of Famco II and FFS is:

           Interchange Tower
           600 South Highway 169
           Suite 850
           St. Louis Park, MN  55426-1204

      (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT.  N/A

      (d)  CRIMINAL PROCEEDINGS.  None.

      (e)  LITIGATION.  None.

      (f) CITIZENSHIP. Famco II is a Delaware limited liability company. FFS is a Minnesota corporation.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Certain funds used in making the investment were borrowed from a bank in the ordinary course of business on behalf of Famco II and certain of its members.

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Item 4.    PURPOSE OF TRANSACTION.

           Famco II holds the securities for investment purposes. Famco II may, from time to time, (1) acquire additional shares of stock (subject to availability at prices deemed favorable to Famco II) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of stock in the open market, in privately negotiated transactions or otherwise. FFS holds no securities in its own right but is solely the Manager of Famco II.

           Mr. John Wunsch, President of FFS, was elected as a director but such election was neither required by the investment in the securities nor a purpose of making such investment.

           Except as set forth above, Famco II has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    INTEREST IN SECURITIES OF ISSUER.

           FAMCO II

           (a) Amount Beneficially Owned: 444,445 Shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock, $.05 par value.

           (b) Of the shares owned by Famco II, Famco II has the power to vote as follows:

                (i)    Sole power to vote or direct the vote - 444,445
                (ii)   Shared power to vote or direct the vote - 0
                (iii)  Sole power to dispose or direct the disposition
                         of - 444,445
                (iv)   Shared power to dispose or direct the disposition of - 0

           FFS. FFS is a beneficial owner solely by virtue of being the Manager of Famco II.

           (c) RECENT TRANSACTIONS. On March 31, 1997, Famco II acquired 148,148 of the shares referred to above. The balance of the shares are to be purchased by April 15, 1997 subject to the terms of the Stock Purchase Agreement.

           (d)  Not applicable.

           (e)  Not applicable.

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Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER.

           FFS is the Manager named in the limited liability company agreement of Famco II.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Joint Filing Agreement

Exhibit 2  Promissory Note

Exhibit 3  Stock Purchase Agreement

Exhibit 4  Certificate of Rights and Preferences of the Class A Stock

Exhibit 5  Registration Rights Agreement

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



APRIL 8, 1997             FAMCO II LIMITED LIABILITY COMPANY
                              By its Manager
                              Family Financial Strategies, Inc.



                         By:   /s/John D. Wunsch
                            ------------------------------------
                           Its:   Chief Financial Officer
                               ---------------------------------